SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X       Form 40-F
                                  ---                ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes          No  X
                                  ---         ---

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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                               NIRE 53.30000.580-0
                          CNPJ/MF N 02.558.132/0001-69

               MINUTES OF THE 158th (ONE HUNDRED AND FIFTY-EIGHTH)
                           EXTRAORDINARY BOARD MEETING

1. DATE, TIME AND LOCATION OF THE MEETING: The meeting was held at 9:00 (nine hundred hours) of the 1st day of July, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil. 2. CALL FOR ATTENDANCE: The meeting was summoned by Mr. ALEXANDRE BELDI NETTO, Chairman of the Company's Board of Directors. 3.
INSTALACAO: The assembly began with the presence of all the members of the Company's Board of Directors. 4. THE TABLE: Mr. ALEXANDRE BELDI NETTO, chairman of the Company's Board of Directors conducted the proceedings after inviting Mr. Mario Cesar Pereira de Araujo to act as secretary. 5. DELIBERATIONS: The members of the Board of Directors unanimously and with no restrictions decided the following: I. to approve, in the terms of Item VII under Article number 17 of the Company's bylaws, the acquisition by the Company, at their current market price, of a maximum of 28,620,000,000 (twenty eight billion, six hundred and twenty million) shares issued by the Company, of which a maximum of
3,350,000,000 (three billion, three hundred and fifty million) shares will consist of common shares and a maximum of 25,270,000,000 (twenty five billion, two hundred and seventy million) shares will consist of preferred shares, with the option of further cancellation or maintenance in treasury and subsequent divestment, implying in no reduction of the Company's Capital Stock and leaving full responsibility to the Board of Directors to decide on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions have the purpose of investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - and mediated by brokerage agencies SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., established at AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297
- 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; UNIBANCO CORRETORA DE VALORES MOBILIARIOS S.A., established at RUA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; BRASCAN S.A. CORRETORA DE TITULOS E VALORES, established at AV. DAS NACOES 1.995 - 19 ANDAR - CEP 04578-000 - SAO PAULO-SP; FAIR CORRETORA DE CAMBIO E VALORES LTDA, established at ALAMEDA SANTOS N 1.800 - 8 E 9 ANDARES - CERQUEIRA CESAR - CEP 01418-200 - SAO PAULO-SP and UBS WARBURG CORRETORA DE CAMBIO E VALORES MOBILIARIOS S/A., established at PRAIA DE BOTAFOGO N 228 - 16 ANDAR - ALA B - BAIRRO BOTAFOGO - CEP 22359-900 - RIO DE JANEIRO-RJ, supported by the values of existing reserves available at the Company's Equity Balance, as provided by Article 7 of CVM Instruction number 10/80. The present authorization shall remain effective for a maximum period of 3 (three) months, starting on July 3, 2002 and expiring on October 3, 2002. II. At the present date, the Company owns a total of 310,651,402,814 (three hundred and ten billion, six hundred and fifty one million, four hundred and two thousand, eight hundred and fourteen) outstanding shares, of which a total of 57,884,704,341 (fifty seven billion, eight hundred and eighty four million seven hundred and four thousand, three hundred and forty one) shares consist of common shares and 252,766,698,473 (two hundred and fifty two billion, seven hundred and sixty six million, six hundred and ninety eight thousand, four hundred and seventy three), shares consist of preferred shares. 6. CLOSING: With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the present members. Brasilia-DF, July 1, 2002. We hereby certify for all purposes that the present document is a true copy of its original text, drawn in its appropriate minute book.


                              ALEXANDRE BELDI NETTO
                       PRESIDENT OF THE BOARD OF DIRECTORS




   MARCO ANTONIO BELDI                             ANTONIO FABIO BELDI
   MEMBER OF THE BOARD                             MEMBER OF THE BOARD




 NELSON GUARNIERI DE LARA                      ARALDO ALEXANDRE M. DE SOUZA
   MEMBER OF THE BOARD                             MEMBER OF THE BOARD




RICARDO DE SOUZA ADENES                       MARIO CESAR PEREIRA DE ARAUJO
   MEMBER OF THE BOARD                             MEMBER OF THE BOARD

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF 02.558.132/0001-69

                             A PUBLICLY-HELD COMPANY

                                  RELEVANT FACT


The Board of Tele Centro Oeste Celular Participacoes S.A. in an assembly held on July 1, 2002 and in accordance with Item VII under Article number 17 of the Company's bylaws and with CVM Instructions 10/80, 268/97 and 358/02, decided to acquire, at their current market price, a maximum of 28,620,000,000 shares issued by the Company, of which 3,350,000,000 shares will consist of common shares and 25,270,000,000 shares will consist of preferred shares, intended for further cancellation or maintenance in treasury and subsequent divestment, implying in no reduction of the Company's Capital Stock and leaving full responsibility to the Board of Directors to decide on the best opportunity and on the amount of stock to be effectively acquired. The above-mentioned acquisitions aim at investing resources available in cash whenever rates do not appropriately reflect the Company's financial and economic performance. The present authorization will remain effective for a maximum period of three months, starting on July 3, 2002. Operations will be carried out in the Sao Paulo Stock Exchange - BOVESPA - and mediated by brokerage agencies SUDAMERIS CORRETORA DE CAMBIO E VALORES MOBILIARIOS S.A., established at AV. ENGENHEIRO LUIZ CARLOS BERRINI 1297 - 2 ANDAR - CEP 04571-010 - SAO PAULO-SP; UNIBANCO CORRETORA DE VALORES MOBILIARIOS S/A, established at RUA DA QUITANDA, 157 - 3 ANDAR CENTRO - CEP 01012-010 - SAO PAULO-SP; BRASCAN S/A CORRETORA DE TITULOS E VALORES, ESTABLISHED AT AV. DAS NACOES 1995 - 19 ANDAR - CEP 04578-000 - SAO PAULO - SP; FAIR CORRETORA DE CAMBIO E VALORES LTDA, established at ALAMEDA SANTOS N 1.800 - 8 E 9 ANDARES - CERQUEIRA CESAR - CEP 01418-200 - SAO PAULO - SP and UBS WARBURG CORRETORA DE CAMBIO E VALORES MOBILIARIOS S/A, established at PRAIA DE BOTAFOGO N 228 - 16 ANDAR - ALA B - BAIRRO DE BOTAFOGO - CEP 22359-900
- RIO DE JANEIRO - RJ.

                            Brasilia, July 1st, 2002.

                          MARIO CESAR PEREIRA DE ARAUJO
                    President and Head of Investor Relations

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: July 3, 2002                 By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President